Exhibit 99.1

Dynasty Gaming Grants Options

Montréal, Canada…..6 October 2007…..Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) today announced that its Board of Directors has approved  the collective award of 2,040,000 common share options to eight officers, directors and consultants at an exercise price of $0.25 per share. In accordance with the Company’s Stock Option Plan, these options will expire on October 5, 2012. Options shall vest on the date of grant save and except that options granted to Consultants shall vest in stages over 12 months with no more than ¼ of the options vesting in any three month period. All options and any shares issued on the exercise of these options are subject to a four month TSX Venture Exchange hold period commencing on the date the options were granted. After giving effect to these awards, the Company will have a total of 6,601,224 options in issue and its Option Plan retains 2,633,533 options available for future awards to employees or others at the discretion of the Board of Directors.  The Company’s 92.3 million common shares are widely held by Canadian and U.S. investors.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

About Dynasty Gaming Inc.

Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

For additional information contact:

Albert Barbusci
Dynasty Gaming Inc.
(514) 288-0900  ext. 224